November __, 2001

David O. Nicholas, President
Nicholas Family of Funds, Inc.
700 N. Water Street
Suite 1010
Milwaukee, WI 53202

Re: Subscription for Shares of the Nicholas Liberty Fund, a series of Nicholas Family of Funds, Inc.

Dear Mr. Nicholas:

    Nicholas Company, Inc. Profit-Sharing Trust (the "Plan") offers to purchase from the Nicholas Family of Funds, Inc. (the "Company") shares of beneficial interest of the Nicholas Liberty Fund (the "Fund"), a series thereof, at a price of $10.00 per share for an aggregate purchase price of $100,000 cash, all such shares to be validly issued, fully paid and non-assessable, upon issuance of such shares and receipt of said payment by the Company as follows:

Fund	Purchase Price

Nicholas Liberty Fund	$100,000

Total:	$100,000

    The Plan hereby represents and warrants that these shares of beneficial interest will be held for investment purposes and are not being purchased with any present intent of redeeming or selling the same.

Sincerely,

Nicholas Company, Inc. Profit-Sharing Trust

By: /s/ Albert O. Nicholas
        Albert O. Nicholas

Title: Trustee

Accepted and Agreed to this ___ day of November, 2001.

Nicholas Family of Funds, Inc.

By:    /s/ David O. Nicholas
            David O. Nicholas

Title: President